REXAM

Interim report 2006

Strong sales growth and solid profit performance



Contents

Financial highlights

UNDERLYING BUSINESS PERFORMANCE [1]

	6 months to 30.6.06	6 months to 30.6.05 restated	Change
Sales from ongoing operations [2]	**£1,811m**	£1,504m	+20%
Underlying operating profit from ongoing operations [2]	**£194m**	£192m	+1%
Underlying profit before tax	**£137m**	£141m	-3%
Underlying earnings per share	**18.4p**	17.8p	+3%
Dividends per share	**7.9p**	7.52p	+5%

STATUTORY RESULTS [3]

	6 months to 30.6.06	6 months to 30.6.05 restated
Sales	**£1,845m**	£1,564m
Operating profit	**£212m**	£167m
Profit before tax	**£170m**	£119m
Basic earnings per share	**22.5p**	13.3p

Notes

1 Underlying business performance is before exceptional items.

2 Ongoing operations reflect underlying business performance excluding businesses that have been disposed or are held for sale in either 2006 or 2005.

3 For statutory results, profits and earnings include exceptional items.



"Rexam delivered strong sales growth of 20% in the first half. Against the background of an unprecedented rise in input costs – aluminium, energy and freight – we produced a solid profit performance. We made a number of acquisitions, notably in Plastics and emerging markets, and these businesses are integrating well. In addition, we now have a number of significant growth projects underway. Our ongoing pricing, innovation and cost efficiency initiatives are proceeding according to plan and we expect to make progress in the second half."

Lars Emilson
Chief Executive

Interim statement

Rexam had an encouraging first six months of 2006 reporting strong top line growth, significant gains in beverage can market share and the rapid integration of acquisitions, all against the background of an unprecedented rise in input costs, especially aluminium.

The Group delivered strong sales growth of 20% from ongoing operations. Organic sales growth was 9%, acquisitions contributed 8% and 3% of the growth came from currency translation. Underlying operating profit from ongoing operations was up 1% at £194m, reflecting volume growth and acquisitions offset by the impact of higher input costs and the reduced prices of the major new Beverage Can contract won in North America. Underlying profit before tax was £137m and underlying earnings per share rose 3% to 18.4p as the Group benefited from a lower tax charge.

Following 2005's notable performance, free cash flow generation was again good even allowing for higher capital expenditure to fund growth projects and interest cost. Interest cover remains robust at just under 5 times. Rexam is on track to deliver the expected amount of annual cost efficiencies, having achieved £18m in the first half of the year compared with £15m in the same period last year.

The net effect of currency movements was positive, increasing sales and underlying operating profit by £46m and £5m respectively, owing mainly to the movement in the US dollar against sterling.

On a statutory basis, including the effect of acquisitions, disposed businesses and currency, sales were £1,845m, up 18%. On this basis, profit before tax (including exceptional items) was up 43% at £170m. The principal exceptional gain arose from a change in US retiree medical benefits. The resulting basic earnings per share was 22.5p compared with 13.3p for the equivalent period last year.

BEVERAGE CANS

	6 months to 30.6.06	6 months to 30.6.05
Sales	**£1,224m**	£1,059m
Underlying operating profit	**£137m**	£143m
Return on sales	**11.2%**	13.5%

On a global basis, our beverage can volumes grew 11%, benefiting from significant market share gains as well as strong overall market growth. Capacity utilisation is extremely high in all our beverage can plants, and efficiency savings remain similar to last year as we continue to identify further opportunities to ensure best practice manufacturing across our 42 can and end making plants around the world.

In the Americas, which includes the US, Mexico and South America, we saw strong top line growth with volumes moving ahead 12% including the effect of the new long term contract with one of our main customers. We also saw good market development in all three regions as well as further growth in non standard can sizes. To capture this growth, we are investing further in converting four additional can lines to produce non standard can sizes in the US.

The new beverage can plant in the Mato Grosso region of Brazil is nearing completion and we are pleased to announce that work is starting on an additional can end plant in Manaus, in the Amazon, which will help consolidate our end manufacturing.

In Europe, our beverage can volume gains were equally positive, increasing by 7% on the same period last year. We benefited from further growth in the energy drinks sector and the generally favourable market development, buoyed by the fine early summer weather in Europe and the FIFA World Cup. The can started its comeback in Germany on 1 May 2006 and the early signs are encouraging.

To meet increased demand in the global energy drinks market, we have announced the building of a new can making plant close to Red Bull's contract filling partner in Austria. Representing an investment of £45m over 2006 and 2007, the new plant will have a capacity of some 1 billion cans and is expected to come on line by the end of 2007.

In Russia, which continues to show good growth, we have decided to invest in a second can plant. Located in the Urals, it is expected to come on stream in mid 2008. We are also installing a new line at our Naro Fominsk facility to produce innovative one litre cans to meet the market demand for larger container sizes for beer.

Our recently acquired Egyptian beverage can plant is bedding in well and the results of our focus on efficiency and spoilage reduction are already having a positive effect in the shape of increased output to meet growing demand. We have also moved into can making in the emerging Indian market following the formation of a joint venture with a local industrial company.

Aluminium is by far the largest raw material cost for the Group with a total annual spend of more than £1 billion. Prices for this commodity, which are based in US dollars, rose steeply in the six months to 30 June 2006. In the Americas, Rexam is largely unaffected by the changes in the cost of aluminium as major customers agree the cost in advance with their suppliers, effectively resulting in a cost pass through. In Europe, both the metal and the associated US dollar/euro currency requirements are hedged through a three year rolling programme, such that aluminium is fixed in euros, the principal transaction currency. This year is now largely covered at prices well below recent peaks, while 2007 remains partially hedged.

As part of our ongoing management of aluminium input costs, we renegotiated a US contract for the future supply of aluminium which gave rise to a profit of £14m in the first half of 2006. This, together with price surcharges, has helped to mitigate the effect of the higher aluminium cost on the European beverage can operation. We intend to continue to manage actively the effect of aluminium costs through contract renegotiation, hedging and surcharges as appropriate.

Looking forward to 2007, we will be renegotiating contracts with our European customers later on this year and it is our intention to reflect the aluminium price prevailing at that time in our pricing structures.

As we indicated in the 2005 results, the overall margin of our beverage can business reduced due to the impact of the major new contract in the US, along with the effect of the pass through to customers for increased aluminium costs in the Americas and higher energy and freight costs. We expect the margin to increase over the medium term.

PLASTIC PACKAGING

	6 months to 30.6.06	6 months to 30.6.05
Sales	**£379m**	£250m
Underlying operating profit	**£43m**	£32m
Return on sales	**11.3%**	12.8%

Plastic Packaging in Rexam is focused on the more value added and faster growing sectors of the rigid plastic packaging sector. It includes beauty packaging operations, pharmaceutical packaging, closures and food and beverage plastics, as well as recently acquired businesses serving the home and personal care markets. These businesses are united by their common technologies, their focus on innovation and shared customers.

Plastic Packaging results were substantially up on the equivalent period last year benefiting from organic profit growth and acquisitions. Profit margins improved in the ongoing Plastic Packaging businesses compared with the second half of 2005. The majority of our operations performed strongly, notably pharmaceutical packaging and our high barrier food business. While our beauty packaging operations continued to be affected by delays in the launch of new products, as previously indicated, we see a promising number of planned new products from our customers which we expect to be launched in the second half of this year. Organic sales and profit growth were 2% and 5% respectively.

The acquisitions are being integrated rapidly and successfully into our existing operations. We believe there is scope to improve margins in these businesses over time.

We successfully managed to recover the majority of resin and energy price increases through price and cost efficiencies. The anticipated new product launches, along with the benefits from synergies arising from acquisitions and increased operational efficiency, should enable us to make further progress during the remainder of the year.

We will continue to pursue our strategy to capture growth in Plastic Packaging, consolidating attractive niches with high barriers to entry, focusing on innovation and adding complementary products and technologies. This will enhance our capability to serve our customers as one of the major players in the global rigid plastic packaging industry. This is evidenced by the acquisition of a pharmaceutical packaging operation in India, the opening of a plant in Poland to serve the home and personal care packaging market, the introduction of high barrier food container production in Europe and the construction of a purpose built dispensing systems manufacturing facility in Tournus, France, to replace the existing plants there.

GLASS

	6 months to 30.6.06	6 months to 30.6.05
Sales	**£208m**	£195m
Underlying operating profit	**£14m**	£17m
Return on sales	**6.7%**	8.7%

Sales from our glass operations in the first six months rose by 7% through a combination of successful price increases, higher volumes and improvements to the mix. The demand for glass remains good and the industry in Europe is now in better balance than for a number of years. These increased sales were, however, insufficient to offset the significant £11m increase in energy costs and, as a result, operating profit was lower than the equivalent period in 2005.

Most of our sales growth came from increased volumes for wine and spirits bottles and better pricing in other beverage containers. Sales to food markets are weighted towards the second half of the year in line with European harvests.

We continue to focus keenly on cost efficiencies and further price increases to help mitigate the exceptional rise in energy costs.

ACQUISITIONS AND DISPOSALS

In line with our strategy to expand in emerging and faster growing markets, we added to both the beverage can and plastic packaging businesses during the first six months of 2006. In January 2006 we acquired Ecanco, the sole beverage can maker in Egypt, for £59m, including cash acquired. The acquisition gives us a leading position in beverage cans in Egypt and North Africa and provides a base to develop these and other growing markets in the Middle East.

Late in the second quarter of 2006 we completed the acquisition of two plastic packaging companies: Airspray, the world leader in non-aerosol foam pumps, and FangXin, a Chinese cosmetics company, for £103m and £28m respectively, including borrowings acquired.

Taken together, these three acquisitions, along with Delta Plastics and Precise Technology which were acquired in late 2005, added £119m of sales and £12m of operating profit in the first half and are trading in line with our expectations with integration plans on track.

We announced in June 2006 that we had started the process to sell our non-barrier thin wall plastics operations, one in the UK and two in Scandinavia. There has been a good deal of interest in these businesses from prospective buyers and the disposal process is proceeding to plan.

Since the end of the half year, we have formed a joint venture with a quoted Indian industrial company, the Hindustan Tin Works, to manufacture beverage cans in India, primarily for the beer market. The plant, close to Mumbai, is the first of its kind in India. We have also announced the acquisition of a plastic pharmaceutical packaging company in Bangalore, India. Both of these acquisitions give us key footholds in the growing Indian packaging market.

CASH FLOW

Our free cash flow remained good at £30m with cash generated from operations at £202m, 16% ahead of the corresponding period last year reflecting a good working capital performance. Net borrowings were £1.4bn with interest cover at 4.7 times; higher than our target to be above 4 times.

RETIREMENT BENEFIT OBLIGATIONS

As at 30 June 2006, net retirement benefit obligations were £379m (December 2005: £548m). The reduction in net liabilities is principally due to the increase in bond yields over the period which have reduced the value of liabilities. In addition, the net liability for the US retiree medical has reduced and additional cash contributions are being made to reduce the deficit in defined benefit pension plans.

DIVIDENDS

The Board has approved an interim dividend of 7.9p per ordinary share, an increase of 5% on last year. The dividend will be paid on 2 November 2006 to holders of ordinary shares registered on 13 October 2006.

CHANGES TO THE BOARD

In March 2006, Noreen Doyle joined the Board as an independent non executive director. Noreen sits on the boards of Credit Suisse Group, Newmont Mining (NYSE) and QinetiQ. Up until 2005, she was the First Vice President at the European Bank for Reconstruction & Development (EBRD). She was responsible for banking operations and, chairing the Operations Committee, helped shape the EBRD's overall strategy and management.
In June 2006, Jean-Pierre Rodier was appointed to the Board as an independent non executive director. Jean-Pierre was Chairman and Chief Executive of Pechiney, the international aluminium and packaging group, from 1994 to 2003 when Pechiney merged with Alcan. Prior to that he was Chief Executive of Union Minière, a Belgian subsidiary of the Groupe Suez, and Chairman and Chief Executive of MetalEurop France.

OUTLOOK

During the first half of 2006 Rexam delivered strong top line growth, good cash flow, significant market share gains and a solid profit performance. Our ongoing pricing, innovation and cost efficiency initiatives are proceeding according to plan. Despite the challenging cost climate our industry is facing, trading remains in line with our expectations and we expect to make progress in the second half. Looking forward, we will focus on managing our margins through pricing and cost efficiencies and strengthening our businesses through our strategy for organic and acquisitional growth.

Financial review

GROUP FINANCIAL PERFORMANCE

The basis of preparation of the interim consolidated financial statements is set out in note 1 to the interim consolidated financial statements.

The summary Group consolidated income statements for the six months to 30 June 2006 and six months to 30 June 2005 are set out below.

6 months to 30 June 2006:

	Underlying business performance* £m	Exceptional items £m	Total £m
Sales	**1,845**	**-**	**1,845**
Operating profit	**194**	**18**	**212**
Share of associates profit after tax	**-**	**8**	**8**
Total net finance cost**	**(57)**	**7**	**(50)**
Profit before tax	**137**	**33**	**170**
Profit after tax	**102**	**23**	**125**
Basic earnings per share (p)			**22.5**
Underlying earnings per share (p)	**18.4**		
Dividend per ordinary share (p)***			**7.9**

6 months to 30 June 2005, restated:

	Underlying business performance* £m	Exceptional items £m	Total £m
Sales	1,564	-	1,564
Operating profit/(loss)	191	(24)	167
Share of associates profit after tax	1	-	1
Total net finance cost**	(51)	2	(49)
Profit/(loss) before tax	141	(22)	119
Profit/(loss) after tax	98	(25)	73
Basic earnings per share (p)			13.3
Underlying earnings per share (p)	17.8		
Dividend per ordinary share (p)			7.52

* Underlying business performance is the primary performance measure used by management, who believe that exclusion of exceptional items aids comparison of underlying performance. Exceptional items include the gains and losses on disposal of businesses, the restructuring and integration of businesses, major asset impairments and disposals, the subsequent recognition of acquired deferred tax assets, the amortisation of certain acquired intangible assets and non hedge accounted fair value movements on financing derivatives.

** Comprises interest and retirement benefit obligations net finance cost.

*** Declared on 23 August 2006 and payable on 2 November 2006. This dividend has not been accrued in these interim consolidated financial statements.

A summary of underlying business performance is set out below.

	6 months to 30.6.06 £m	6 months to 30.6.05 restated £m
Ongoing operations	**1,811**	1,504
Disposals	**34**	60
Sales	**1,845**	1,564
Ongoing operations	**194**	192
Disposals	**-**	(1)
Underlying operating profit	**194**	191
Share of associates profit after tax	**-**	1
Underlying total net finance cost	**(57)**	(51)
Underlying profit before tax	**137**	141
Underlying profit after tax	**102**	98
Underlying earnings per share (p)	**18.4**	17.8

The following tables, showing sales and underlying operating profit, compare on a consistent basis the ongoing Consumer Packaging segments. This basis excludes disposals and businesses held for sale (described as "Disposals") but includes prior year acquisitions as if acquired on 1 January 2005, by adding their pre-acquisition results (described as "Acquisitions 2005"). It also highlights currency fluctuations arising on translation. Organic change is the year on year change arising on businesses owned since the beginning of 2006.

Analysis of sales movement

	Total £m	Beverage Cans £m	Plastics £m	Glass £m
Sales reported 6 months to 30.6.05	1,564			
Disposals 2005 and 2006	(60)			
Ongoing operations 6 months to 30.6.05 reported in 2006	1,504	1,059	250	195
Acquisitions 2005	103	-	103	-
Currency fluctuations	46	33	13	-
Ongoing operations 6 months to 30.6.05 pro forma basis	**1,653**	**1,092**	**366**	**195**
Acquisitions 2006	16	12	4	-
Organic change in sales	142	120	9	13
Ongoing operations reported 6 months to 30.6.06	**1,811**	**1,224**	**379**	**208**
Disposals 2006	34			
Sales reported 6 months to 30.6.06	1,845			

Organic sales growth, which excludes the impact of acquisitions, disposals and the effects of currency translation, was £142m, an increase of 9%. The principal improvement, £127m, came from volume and mix gains, predominantly in Beverage Cans. The recovery of raw material cost increases, mainly aluminium, added a further £35m, both by pass through to customers and price surcharges in Europe. This was partly offset by pricing on the recently secured major long term customer contract.

Analysis of underlying operating profit movement

	Total £m	Beverage Cans £m	Plastics £m	Glass £m
Underlying operating profit reported 6 months to 30.6.05	191			
Disposals 2005 and 2006	1			
Ongoing operations 6 months to 30.6.05 reported in 2006	192	143	32	17
Acquisitions 2005	7	-	7	-
Currency fluctuations	5	4	1	-
Ongoing operations 6 months to 30.6.05 pro forma basis	**204**	**147**	**40**	**17**
Acquisitions 2006	5	4	1	-
Organic change in operating profit	(15)	(14)	2	(3)
Ongoing operations reported 6 months to 30.6.06	**194**	**137**	**43**	**14**
Disposals 2006	-			
Underlying operating profit reported 6 months to 30.6.06	194			

Analysis of the organic change in operating profit:

	Total £m	Beverage Cans £m	Plastics £m	Glass £m
Price changes	15	10	1	4
Cost changes	(71)	(50)	(8)	(13)
Price and cost changes	(56)	(40)	(7)	(9)
Volume/mix changes	23	18	1	4
Efficiency and other savings	18	8	8	2
Organic change in operating profit	(15)	(14)	2	(3)

The reduction in underlying operating profit, after adjusting for the impact of acquisitions, disposals and currency, was £15m, which reflects the challenging environment for recovery of increases in input costs.

Within Beverage Cans, the effect of rising aluminium prices in the European operations was mitigated by price surcharges and a profit of £14m realised on renegotiation of a metal supply contract in the US. The impact of rising costs was offset by additional volumes secured in the US and as a result of growth in energy drinks and non standard can sizes in buoyant markets, and by good efficiency savings.

The Plastics operation reported a 5% improvement in underlying operating profit founded on a strong performance from the pharmaceutical and high barrier food plastics businesses and the successful integration to date of the 2005 acquisitions. The beauty packaging businesses continue to be faced with product launch delays although the pipeline is healthier for the second half of 2006. The cost challenges, resin and energy, were met by cost and synergy related savings and an overall improvement in volumes.

The Glass operation, whilst reporting a fall in underlying operating profit, has been able to achieve price increases, volume improvements and some efficiency savings. These benefits were not sufficient to cover the substantial rise in energy costs, some £11m in the first half of the year.

EXCHANGE RATES

The principal exchange rates used in the preparation of the interim consolidated financial statements are as follows:

	6 months to 30.6.06	6 months to 30.6.05	Year to 31.12.05
Average:			
US dollar	**1.79**	1.88	1.82
Euro	**1.46**	1.46	1.46
Closing:			
US dollar	**1.82**	1.82	1.74
Euro	**1.45**	1.50	1.46

Consolidated income statement

The US dollar and the euro are the principal currencies that impact Rexam's results. The movement in exchange rates had the following impact on the translation into sterling for sales and underlying operating profit in the first half of 2006:

	Sales £m	Underlying operating profit £m
US dollar	**44**	**5**
Euro	**-**	**-**
Other currencies	**2**	**-**
	46	**5**

Consolidated balance sheet

Most of the Group's net borrowings are denominated in US dollars and euros. Currency movements, mainly related to the US dollar, did not have a significant effect, reducing net borrowings by £23m and reducing equity by £18m.

UNDERLYING TOTAL NET FINANCE COST

The underlying total net finance cost comprises:

	6 months to 30.6.06 £m	6 months to 30.6.05 £m	Year to 31.12.05 £m
Net interest	**(44)**	(37)	(76)
Retirement benefit obligations net finance cost	**(13)**	(14)	(29)
Underlying total net finance cost	**(57)**	(51)	(105)

The underlying net total finance cost increased by £6m compared with the prior year, primarily as a result of higher average borrowings arising on acquisitions made in late 2005 and in the first half of 2006. In addition, interest rates were higher due in part to the cancellation of fixed to floating interest rate swaps in March 2005 and the fact that average market interest rates for US dollar and euro borrowings were up by 190 and 60 basis points respectively compared with the prior period. The issue of a seven year €700m Medium Term Note (MTN) in March 2006 enabled the Group to refinance, in an exchange offer, a substantial portion of the €550m MTN, due to mature in 2007, and raised additional finance at interest rates that were lower than the existing MTN. However, the overall average interest rate during the period rose from 5.7% to 6%.

Interest cover was 4.7 times underlying operating profit, down somewhat on last year reflecting the impact of acquisitions. This is still better than the Group's long term parameter to be above 4 times. Interest cover is based on underlying operating profit divided by underlying net interest excluding charges in respect of retirement benefit obligations and preference dividends.

EXCEPTIONAL ITEMS

The exceptional items arising in the first half of 2006 are as follows:

	£m
Retiree medical gain	**40**
Restructuring and integration of businesses	**(15)**
Amortisation of acquired intangible assets	**(4)**
Recognition of deferred tax assets on prior year acquisitions	**(3)**
Total included in operating profit	**18**
Sale of property by an associate	**8**
Financing derivative market value changes	**7**
Total exceptional items before tax	**33**
Tax on exceptional items	**(10)**
Total exceptional items	**23**

On 30 June 2006, a change to the US retiree medical plan was made to coordinate prescription drug benefits payable to certain retirees with cover available from the US government through the Medicare Part D programme. This change resulted in an exceptional gain of £40m net of associated legal fees of £1m.

The principal restructuring cost arises in the Plastics operation. The decision to exit from the non-barrier thin wall plastics business has resulted in the rationalisation of one plant and the availability for sale of three further plants. The integration programme initiated following the acquisition of Precise Technology, in December 2005, will give rise to the closure of four facilities in the US. In addition, a major restructuring of the administration support function within the European beverage can operation has been implemented.

Intangible assets, such as patents and customer contracts, are required to be recognised on the acquisition of businesses and amortised over their useful life. The directors consider that separate disclosure of the amortisation of such acquired intangibles allows for a better comparison of organic growth in underlying profit and therefore this cost, which may become more significant as the impact of recent and future acquisitions is reflected, should be separately disclosed within exceptional items.

Consistent with the disclosure adopted in the 2005 financial statements, the recognition of deferred tax assets on prior year acquisitions relating to the utilisation of tax losses not recorded at the date of acquisition and the resultant reduction in goodwill and charge to the income statement has been included in exceptional items. This is due to their size and largely transitory nature.

The disposal of property, pursuant to a relocation of a manufacturing facility, by the associate in Korea has been included in exceptional items in view of its size and one off nature.

The fair value of the derivatives arising on financing activities directly relates to changes in interest rates and foreign exchange rates. Their fair value will change as the transactions to which they relate mature, as new derivatives are transacted and due to the passage of time. The fair value change on financing derivatives for the period was a net gain of £7m (June 2005: £2m, December 2005: £9m). The impact of embedded derivatives and derivatives arising on trading items such as commodities and forward foreign exchange contracts is included within underlying operating profit.

TAX

The tax charge on profit before exceptional items for the six months to 30 June 2006 was £35m (26%) (June 2005: £43m (30%)). The charge for the six month period is based on the forecast rate for the year to 31 December 2006. This takes into account the release of provisions held for specific tax exposures following satisfactory progress of tax audits in Europe. The rate for the full year excluding these adjustments would be approximately 31%, which reflects the mix of territories in which Rexam operates, offset in part by the availability of tax incentives in some jurisdictions.

Tax payments in the first half of the year were £29m compared with £27m for the equivalent period last year.

EARNINGS PER SHARE

	6 months to 30.6.06 Pence	6 months to 30.6.05 restated Pence	Year to 31.12.05 Pence
Underlying earnings per share (p)	**18.4**	17.8	39.5
Basic earnings per share (p)	**22.5**	13.3	40.4
Average number of shares (millions)	**555.1**	550.9	551.8

Underlying earnings per share improved from 17.8p to 18.4p, an increase of 3%. This increase was achieved, despite a higher average number of shares in issue, principally due to the reduction in tax rate discussed above.

The basic earnings per share, which includes exceptional items, was 22.5p (June 2005: 13.3p). The exceptional items are detailed above with the main reason for the improvement being the retiree medical gain realised in the first half of 2006.

RETIREMENT BENEFITS

As discussed in the Interim statement, retirement benefit obligations (net of tax) on the balance sheet at 30 June 2006 were £379m, a significant reduction from £548m at 31 December 2005.

The analysis of the retirement benefit obligations net finance cost is as follows:

	6 months to 30.6.06 £m	6 months to 30.6.05 £m	Year to 31.12.05 £m
Defined benefit pension plans:			
Expected return on plan assets	**63**	62	125
Interest on plan liabilities	**(69)**	(68)	(138)
	(6)	(6)	(13)
Retiree medical - interest on liabilities	**(7)**	(8)	(16)
Net finance cost	**(13)**	(14)	(29)

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the consolidated statement of recognised income and expense. These changes reduced the retirement benefit obligations by £132m in the six months to 30 June 2006, as follows:

	£m
Defined benefit pension plans:	
Plan assets - returns lower than expected	**(54)**
Plan liabilities - higher discount rates	**228**
	174
Retiree medical:	
Plan liabilities - higher discount rate	**20**
Actuarial gains before tax	**194**
Tax	**(62)**
Actuarial gains after tax	**132**

The total cash payments in respect of retirement benefits are as follows:

	6 months to 30.6.06 £m	6 months to 30.6.05 £m	Year to 31.12.05 £m
Defined benefit pension plans	**16**	11	26
Other pension plans	**2**	1	4
Retiree medical	**7**	9	18
Total cash payments	**25**	21	48

It is expected that the cash payments for the full year will be approximately £65m as a result of higher rates of contribution to the UK plan, aimed primarily at reducing the deficit, and to the US plan.

CASH FLOW

Free cash flow for the period was good at £30m compared with £37m for the six months to June 2005. This performance reflects an improvement in working capital which largely covered additional retirement benefit cash contributions, higher capital expenditure and interest payments. The increase in interest payments is principally attributable to the cancellation in March 2005 of the fixed to floating interest rate swaps, due to the timing of payments, and the interest cost related to acquisitions.

	6 months to 30.6.06 £m	6 months to 30.6.05 restated £m	Year to 31.12.05 £m
Underlying operating profit	**194**	191	409
Depreciation and amortisation*	**87**	87	171
Retirement benefit obligations	**(12)**	(7)	(20)
Change in working capital	**(58)**	(90)	(36)
Capital expenditure (net)	**(88)**	(78)	(161)
Net interest and tax paid	**(84)**	(59)	(104)
All other movements	**(9)**	(7)	(11)
Free cash flow	**30**	37	248
Equity dividends	**(59)**	(56)	(97)
Business cash flow	**(29)**	(19)	151
Acquisitions**	**(195)**	(1)	(235)
Disposals***	**1**	49	58
Cash flow including borrowings acquired and disposed	**(223)**	29	(26)
Non cash movements	**43**	10	(35)
Share capital changes	**6**	1	6
Net borrowings at the beginning of the year	**(1,220)**	(1,165)	(1,165)
Net borrowings at the end of the period	**(1,394)**	(1,125)	(1,220)

* Excludes amortisation of certain acquired intangibles amounting to £4m (June 2005: £nil, December 2005: £1m).

** Includes net borrowings acquired of £9m (June 2005: £nil, December 2005: £129m).

*** Includes net borrowings disposed of £nil (June 2005 and December 2005: £43m).

Capital expenditure

	6 months to 30.6.06	6 months to 30.6.05	Year to 31.12.05
Capital expenditure (gross) (£m)	**89**	82	176
Depreciation and amortisation (£m)	**87**	87	171
Ratio (times)	**1.02**	0.94	1.03

Capital expenditure includes computer software that has been capitalised. Amortisation excludes £4m (June 2005: £nil, December 2005: £1m) amortised on patents, customer contracts and intangibles other than computer software.

Gross capital expenditure in the first six months was £89m, in line with depreciation and amortisation. The expenditure is, broadly, evenly split between that required to maintain the business and that which supports strategic and growth projects. The principal growth projects were the steel to aluminium conversions in Germany and Turkey, the new can plant in Cuiabá, Brazil and a number of projects to develop new can sizes and markets. In the second half of 2006, it is anticipated that the proportion of total expenditure on such projects will increase. This is due to expenditure on: a new can plant in Austria to supply Red Bull; new can end capacity in Brazil; further capacity expansion for non standard can sizes and ends and a range of projects within the Plastics operation to support growth in a number of pharmaceutical, cosmetic and food markets.

Acquisitions

Expenditure on acquisitions, including borrowings assumed, totalled £195m as set out below.

	£m
Plastics: Airspray	**103**
Plastics: FangXin	**28**
Beverage Cans: Ecanco	**59**
Payments in respect of prior year acquisitions	**5**
	195

As previously announced, the acquisitions completed in 2006 strengthened the presence in higher growth and emerging markets. It is anticipated that further payments of £15m will be made on finalisation of these transactions.

DIVIDEND AND DIVIDEND POLICY

The Board has declared an interim dividend of 7.9p per ordinary share, an improvement of 5% over the 7.52p per ordinary share for the equivalent period last year. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum, on the assumption that the financial resources are available and that earnings growth continues as expected.

BALANCE SHEET AND BORROWINGS

	As at 30.6.06 £m	As at 30.6.05 £m	As at 31.12.05 £m
Goodwill and other intangible assets	**1,604**	1,285	1,514
Property, plant and equipment	**1,196**	1,081	1,174
Retirement benefits net of tax	**(379)**	(611)	(548)
Other net assets	**173**	144	89
	2,594	1,899	2,229
Equity	**1,200**	774	1,009
Net borrowings*	**1,394**	1,125	1,220
	2,594	1,899	2,229
Return on invested capital (%) **	**12.9**	14.2	14.8
Interest cover (times) ***	**4.7**	5.6	5.8
Gearing (%) ****	**116**	145	121

* Net borrowings comprise borrowings, the liability element of convertible preference shares, cash and cash equivalents and certain derivative financial instruments.

** Underlying operating profit plus share of associates profit after tax divided by the average of opening and closing balances of each of net borrowings, equity after adding back retirement benefit obligations (net of tax) and goodwill previously written off against equity under UK GAAP. Underlying operating profit and share of associates profit after tax are annualised by doubling the results for the six month periods.

*** Based on underlying operating profit divided by underlying interest expense, excluding preference dividends, and interest income.

**** Based on net borrowings divided by equity.

Net borrowings include the liability element of convertible preference shares, interest accruals and certain financial derivatives, as set out in note 9 to the interim consolidated financial statements. The element related to derivative financial instruments is set out below.

	As at 30.6.06 £m	As at 30.6.05 £m	As at 31.12.05 £m
Net borrowings excluding derivative financial instruments	**1,468**	1,202	1,294
Derivative financial instruments	**(74)**	(77)	(74)
Net borrowings	**1,394**	1,125	1,220

Derivative financial instruments comprise instruments relating to net borrowings (eg cross currency and interest rate swaps) and those related to other business transactions (eg forward commodity and forward foreign exchange deals). Total derivative financial instruments are set out below.

	As at 30.6.06 £m	As at 30.6.05 £m	As at 31.12.05 £m
Cross currency swaps	**73**	87	74
Interest rate swaps	**1**	(10)	-
Derivative financial instruments included in net borrowings	**74**	77	74
Other derivative financial instruments	**43**	2	41
Total derivative financial instruments	**117**	79	115

FINANCIAL RISK MANAGEMENT
Rexam's financial risk management is based upon sound economic objectives and good corporate practice.

Derivative and other financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board, which are monitored by its Finance Committee. The Group's major hedging activities are to mitigate the following risks:

(i) Commodity price and currency transaction risks for aluminium purchases made by its European beverage can operation.
(ii) Fair value and cash flow interest rate risks associated with the MTNs.
(iii) Currency translation risks of net assets in overseas subsidiaries.

The Group has not used derivative financial instruments for purposes other than for hedging its exposures.

To avoid income statement volatility, and where such benefits outweigh the costs of compliance, the Group has designated many of its economic hedges as hedging instruments under IAS39. However, for certain effective economic hedging relationships such hedge accounting treatment is not permitted under IFRS. Where hedge accounting is not achieved, fair value movements on derivatives are recorded in the consolidated income statement which could give rise to earnings volatility.

It is the Group's policy to maintain a range of maturity dates for its borrowings, and to refinance them at the appropriate time so as to reduce refinancing risk. The issue of longer term borrowings through the MTN programme is a key element of the Group's debt and financial risk management process. Fixed rate MTNs, in sterling and euros, were issued in 2002 and, simultaneous to issue, were swapped into floating rate euros and US dollars. A €700m MTN, to mature in March 2013, was issued in March 2006; largely in an exchange offer for €425m of the €550m MTN due to mature in March 2007.

24 August 2006

Consolidated income statement

	Note	Unaudited 6 months to 30.6.06 £m	Unaudited 6 months to 30.6.05 restated £m	Audited year to 31.12.05 restated £m
Sales	2	**1,845**	1,564	3,237
Operating expenses		**(1,633)**	(1,397)	(2,817)
Underlying operating profit	2	**194**	191	409
Retiree medical gain	3	**40**	-	45
Restructuring and integration of businesses	3	**(15)**	-	(7)
Other exceptional items	3	**(7)**	(24)	(27)
Operating profit	2	**212**	167	420
Share of underlying post tax profits of associates and joint ventures		**-**	1	3
Share of exceptional post tax profits of associates and joint ventures	3	**8**	-	4
Share of post tax profits of associates and joint ventures		**8**	1	7
Retirement benefit obligations net finance cost	4	**(13)**	(14)	(29)
Underlying interest expense		**(48)**	(45)	(88)
Financing derivative market value changes	3	**7**	2	9
Interest expense		**(41)**	(43)	(79)
Interest income		**4**	8	12
Underlying profit before tax		**137**	141	307
Retiree medical gain		**40**	-	45
Restructuring and integration of businesses		**(15)**	-	(7)
Financing derivative market value changes		**7**	2	9
Other exceptional items		**1**	(24)	(23)
Profit before tax		**170**	119	331
Tax	5	**(45)**	(46)	(108)
Profit for the financial period		**125**	73	223
Earnings per share (pence)	6			
Basic		**22.5**	13.3	40.4
Diluted		**22.0**	13.1	39.4

An interim dividend for 2006 of 7.9p per share has been declared and is payable on 2 November 2006. The interim dividend for 2005 of 7.52p per share was paid on 1 November 2005. The final dividend for 2005 of 10.6p per share was paid on 5 June 2006. For further details of equity dividends declared and paid see note 7.

Consolidated balance sheet

	Unaudited as at 30.6.06 £m	Unaudited as at 30.6.05 restated £m	Audited as at 31.12.05 £m
ASSETS			
Non current assets			
Goodwill	**1,466**	1,246	1,405
Other intangible assets	**138**	39	109
Property, plant and equipment	**1,196**	1,081	1,174
Investments in associates and joint ventures	**37**	33	29
Deferred tax assets	**239**	371	332
Trade and other receivables	**36**	31	35
Available for sale financial assets	**24**	25	26
Derivative financial instruments	**77**	84	92
	3,213	2,910	3,202
Current assets			
Inventories	**390**	340	365
Trade and other receivables	**546**	455	448
Available for sale financial assets	**4**	5	4
Derivative financial instruments	**62**	27	43
Cash and cash equivalents	**108**	112	87
Assets classified as held for sale	**41**	-	-
	1,151	939	947
Total assets	**4,364**	3,849	4,149
LIABILITIES			
Current liabilities			
Borrowings	**(258)**	(158)	(164)
Derivative financial instruments	**(22)**	(29)	(20)
Current tax	**(2)**	(4)	(22)
Trade and other payables	**(675)**	(559)	(604)
Provisions	**(18)**	(8)	(18)
Liabilities classified as held for sale	**(17)**	-	-
	(992)	(758)	(828)
Non current liabilities			
Borrowings	**(1,318)**	(1,156)	(1,217)
Derivative financial instruments	**-**	(3)	-
Retirement benefit obligations (Note 4)	**(532)**	(886)	(783)
Deferred tax liabilities	**(160)**	(103)	(152)
Non current tax	**(98)**	(98)	(90)
Other payables	**(36)**	(38)	(36)
Provisions	**(28)**	(33)	(34)
	(2,172)	(2,317)	(2,312)
Total liabilities	**(3,164)**	(3,075)	(3,140)
Net assets	**1,200**	774	1,009
EQUITY			
Ordinary share capital	**358**	355	356
Convertible preference share capital	**1**	1	1
Share premium account	**756**	744	748
Capital redemption reserve	**279**	279	279
Retained earnings	**(234)**	(595)	(431)
Fair value and other reserves	**40**	(10)	56
Total equity (Note 8)	**1,200**	774	1,009

Approved by the Board on 24 August 2006

Rolf Börjesson, Chairman

David Robbie, Finance Director

Consolidated cash flow statement

	Unaudited 6 months to 30.6.06 £m	Unaudited 6 months to 30.6.05 restated £m	Audited year to 31.12.05 £m
Cash flows from operating activities			
Profit before tax	**170**	119	331
Adjustments for:			
Net interest expense	**37**	35	67
Share of post tax profits of associates and joint ventures	**(8)**	(1)	(7)
Depreciation of property, plant and equipment	**81**	83	162
Amortisation of intangible assets	**10**	4	10
Impairment	**10**	-	5
Disposal of subsidiaries	**-**	24	25
Movement in provisions	**3**	(6)	1
Movement in grants	**(8)**	-	(9)
Equity settled share options	**2**	3	6
Changes in working capital	**(58)**	(90)	(36)
Recognition of deferred tax assets on prior year acquisitions	**3**	3	7
Profit on disposal of property, plant and equipment	**-**	(3)	(7)
Movement in retirement benefit obligations	**(40)**	7	(37)
Other adjustments	**-**	(4)	(6)
Cash generated from operations	**202**	174	512
Interest paid	**(61)**	(40)	(70)
Tax paid	**(29)**	(27)	(47)
Net cash flows from operating activities	**112**	107	395
Cash flows from investing activities			
Capital expenditure	**(89)**	(82)	(176)
Proceeds from sale of property, plant and equipment	**1**	4	14
Acquisition of subsidiaries net of cash and cash equivalents acquired	**(186)**	(1)	(106)
Proceeds from sale of subsidiaries net of cash and cash equivalents disposed	**-**	6	5
Proceeds from sale of associates	**1**	-	10
Sale of properties surplus to requirements	**-**	-	1
Dividends received from associates	**-**	-	1
Interest received	**6**	8	13
Net cash flows from investing activities	**(267)**	(65)	(238)
Cash flows from financing activities			
Movement in borrowings and financing derivatives	**203**	16	(77)
Proceeds from issue of share capital	**10**	4	9
Purchase of Rexam shares by ESOP Trust	**(4)**	(3)	(3)
Dividends paid to equity shareholders	**(59)**	(56)	(97)
Net cash flows from financing activities	**150**	(39)	(168)
Net (decrease)/increase in cash and cash equivalents	**(5)**	3	(11)
Cash and cash equivalents at the beginning of the year	**(4)**	(2)	(2)
Non cash movements	**-**	8	9
Net (decrease)/increase in cash and cash equivalents	**(5)**	3	(11)
Cash and cash equivalents at the end of the period	**(9)**	9	(4)
Cash and cash equivalents comprise:			
Cash at bank and in hand	**59**	45	37
Short term bank deposits	**49**	67	50
Bank overdrafts	**(117)**	(103)	(91)
	(9)	9	(4)

Consolidated statement of recognised income and expense

	Unaudited 6 months to 30.6.06 £m	Unaudited 6 months to 30.6.05 restated £m	Audited year to 31.12.05 £m
Exchange differences	**(18)**	(32)	26
Actuarial gains/(losses) on retirement benefit obligations	**194**	(88)	(12)
Tax on actuarial (gains)/losses on retirement benefit obligations	**(62)**	28	4
Net investment hedges	**1**	24	7
Cash flow hedges recognised	**29**	(9)	60
Tax on cash flow hedges	**(1)**	3	(9)
Cash flow hedges transferred to inventory	**(26)**	-	(31)
Fair value (losses)/gains on available for sale financial assets	**(1)**	1	-
Net profit/(loss) recognised directly in equity	**116**	(73)	45
Profit for the financial period	**125**	73	223
Total recognised income and expense for the period	**241**	-	268

Notes to the interim consolidated financial statements

1 Basis of preparation and accounting policies

The unaudited interim consolidated financial statements of Rexam PLC for the six months to 30 June 2006 are set out on pages 13 to 21. They have been prepared in accordance with the Listing Rules of the Financial Services Authority. Rexam has chosen not to adopt IAS34 "Interim Financial Statements" in preparing the interim consolidated financial statements and therefore they are not in full compliance with IFRS.

In preparing the interim consolidated financial statements, management has used the principal accounting policies as set out in the Rexam Annual Report 2005, except for the accounting policy "Disposals and other exceptional items" which has been replaced with accounting policy "Exceptional items", as set out below.

Exceptional items

Items which are exceptional, being material in terms of size and/or nature are presented separately from underlying business performance in the consolidated income statement. The separate reporting of exceptional items helps provide an indication of the Group's underlying business performance. The principal events which may give rise to exceptional items include gains or losses on the disposal of businesses, the restructuring and integration of businesses, major asset impairments, the subsequent recognition of acquired deferred tax assets, the amortisation of certain acquired intangible assets and non hedge accounted fair value movements and hedge ineffectiveness on financing derivative financial instruments.

This change in accounting policy has resulted from a change to the presentation of the consolidated income statement from a columnar format to a single column format using boxes, and from a reassessment of which transactions comprise exceptional items. The directors consider the changes more closely reflect current accounting practice.

In preparing the interim consolidated financial statements, the following restatements have been made to the comparative amounts:

(i) The consolidated income statement presentation and exceptional items have been restated to comply with the revised accounting policy as described above.

(ii) The segment analysis has been restated for the proposed disposal of the non-barrier thin wall plastics business which has been moved from "Plastics" to "Disposals and businesses for sale".

(iii) In December 2005, the IASB published an amendment to IAS21 clarifying that a loan between group subsidiaries may form part of the group's net investment in the subsidiary receiving the loan. As a result, a foreign exchange loss of £5m for the six months to 30 June 2005 is now recognised in equity and not in the consolidated income statement.

In accordance with IFRS5 "Non-Current Assets Held For Sale and Discontinued Operations", the related assets and liabilities of the non-barrier thin wall plastics business are separately classified in the consolidated balance sheet as held for sale.

The interim consolidated financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense for the year to 31 December 2005 and the consolidated balance sheet as at 31 December 2005 are an abridged statement of the full consolidated financial statements for that year which have been delivered to the Registrar of Companies. The independent auditors' report on the consolidated financial statements for the year to 31 December 2005 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

The preparation of financial statements in conformity with generally accepted accounting principles requires the directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported income and expense during the reporting periods. Although these judgements and assumptions are based on the directors' best knowledge of the amount, events or actions, actual results may differ from those estimates.

2 Segment analysis

	Beverage Cans £m	Plastics £m	Glass £m	Disposals and businesses for sale £m	Group £m
(i) 6 months to 30.6.06					
Sales	**1,224**	**379**	**208**	**34**	**1,845**
Underlying operating profit	**137**	**43**	**14**	**-**	**194**
Underlying return on sales	**11.2%**	**11.3%**	**6.7%**	**0.0%**	**10.5%**
Operating profit	**170**	**28**	**14**	**-**	**212**
Share of post tax profits of associates and joint ventures	**8**	**-**	**-**	**-**	**8**
Retirement benefit obligations net finance cost					**(13)**
Net interest expense					**(37)**
Profit before tax					**170**
Tax					**(45)**
Profit after tax					**125**
(ii) 6 months to 30.6.05 – restated					
Sales	1,059	250	195	60	1,564
Underlying operating profit/(loss)	143	32	17	(1)	191
Underlying return on sales	13.5%	12.8%	8.7%	(1.7)%	12.2%
Operating profit/(loss)	143	32	17	(25)	167
Share of post tax profits of associates and joint ventures	1	-	-	-	1
Retirement benefit obligations net finance cost					(14)
Net interest expense					(35)
Profit before tax					119
Tax					(46)
Profit after tax					73
(iii) Year to 31.12.05 – restated					
Sales	2,235	504	405	93	3,237
Underlying operating profit	313	60	36	-	409
Underlying return on sales	14.0%	11.9%	8.9%	0.0%	12.6%
Operating profit/(loss)	345	59	36	(20)	420
Share of post tax profits of associates and joint ventures	3	-	-	4	7
Retirement benefit obligations net finance cost					(29)
Net interest expense					(67)
Profit before tax					331
Tax					(108)
Profit after tax					223

If the proposed disposal of the non-barrier thin wall plastics business had been included as part of the Plastics segment rather than in Disposals and businesses for sale, sales, underlying operating profit and operating profit of that segment would have been £413m, £43m and £28m respectively (6 months to 30 June 2005: £284m, £34m and £34m, year to 31 December 2005: £571m, £63m and £62m).

If the disposal of the UK Glass business in 2005 had been included as part of the Glass segment rather than in Disposals and businesses for sale, sales, underlying operating profit and operating loss of that segment for 6 months to 30 June 2005 would have been £221m, £14m and £10m respectively, and sales, underlying operating profit and operating profit for the year to 31 December 2005 would have been £431m, £33m and £8m respectively.

3 Exceptional items

	6 months to 30.6.06 £m	6 months to 30.6.05 restated £m	Year to 31.12.05 restated £m
Exceptional items included in operating profit:			
Retiree medical gain:			
Curtailment (net of associated legal fees of £1m)	**40**	-	-
Past service credit (net of associated legal fees of £1m)	**-**	-	45
	40	-	45
Restructuring and integration of businesses:			
Restructuring of existing businesses	**(10)**	-	(7)
Integration of new businesses	**(5)**	-	-
	(15)	-	(7)
Other exceptional items:			
Amortisation of acquired intangible assets*	**(4)**	-	-
Recognition of deferred tax assets on prior year acquisitions	**(3)**	(3)	(7)
Disposal of subsidiaries	**-**	(24)	(25)
Profit on disposal of land	**-**	3	5
	(7)	(24)	(27)
Exceptional items included in share of post tax profits of associates:			
Sale of property by an associate (net of tax)	**8**	-	-
Disposal of associate (net of tax)	**-**	-	4
	8	-	4
Exceptional items included in interest expense:			
Financing derivative market value changes	**7**	2	9
Total exceptional items included in profit before tax	**33**	(22)	24
Tax on exceptional items	**(10)**	(3)	(19)
Total exceptional items	**23**	(25)	5

* Acquired intangible assets comprise patents and customer relationships arising on acquisitions.

Total other exceptional items are £1m (6 months to 30 June 2005: loss £24m, year to 31 December 2005: loss £23m) and comprise 'Other exceptional items' and 'Exceptional items included in share of post tax profits of associates'.

4 Retirement benefit obligations

	Defined benefit pensions £m	Other pensions £m	Total pensions £m	Retiree medical £m	Gross retirement benefit obligations £m	Deferred tax £m	Net retirement benefit obligations £m
At 1 January 2006	**(514)**	**(23)**	**(537)**	**(244)**	**(781)**	**233**	**(548)**
Exchange differences	**6**	**1**	**7**	**9**	**16**	**(6)**	**10**
Current service cost	**(10)**	**(2)**	**(12)**	**(1)**	**(13)**	**3**	**(10)**
Curtailment - exceptional item	**-**	**-**	**-**	**41**	**41**	**(14)**	**27**
Total included in operating profit	**(10)**	**(2)**	**(12)**	**40**	**28**	**(11)**	**17**
Net finance cost	**(6)**	**-**	**(6)**	**(7)**	**(13)**	**4**	**(9)**
Actuarial changes	**174**	**-**	**174**	**20**	**194**	**(62)**	**132**
Cash contributions and benefits paid	**16**	**2**	**18**	**7**	**25**	**(7)**	**18**
Transfers	**1**	**-**	**1**	**-**	**1**	**-**	**1**
At 30 June 2006	**(333)**	**(22)**	**(355)**	**(175)**	**(530)**	**151**	**(379)**

The balance for net retirement benefit obligations at 30 June 2006 of £379m is included in the consolidated balance sheet as retirement benefit obligations of £532m, other receivables of £2m and deferred tax assets of £151m.

4 Retirement benefit obligations continued

The principal assumptions at 30 June 2006 compared with those at 31 December 2005 are set out below.

	UK 30.6.06 %	USA 30.6.06 %	Other 30.6.06 %	UK 31.12.05 %	USA 31.12.05 %	Other 31.12.05 %
Future salary increases	**4.40**	**4.50**	**2.89**	4.25	4.50	2.89
Future pension increases	**2.90**	**-**	**1.72**	2.75	-	1.72
Discount rate	**5.25**	**6.20**	**4.62**	4.75	5.40	3.92
Inflation rate	**2.90**	**2.50**	**1.91**	2.75	2.50	1.91
Expected return on plan assets (net of administration expenses):						
Equities	**6.95**	**7.23**	**6.83**	6.95	7.23	6.83
Bonds	**4.10**	**4.26**	**3.57**	4.10	4.26	3.57
Cash	**4.35**	**2.82**	**2.02**	4.35	2.82	2.02
Annual increase in healthcare costs		**13 to 5**			13 to 5	

The post retirement mortality assumptions used in valuing the liabilities of the UK plan are based on the standard tables PA92 as published by the Institute and Faculty of Actuaries. These tables are adjusted to reflect the circumstances of the plan membership. On this basis, the life expectancy assumed for a male pensioner aged 65 is 19.6 years and for a female pensioner aged 65 is 22.4 years. The post retirement mortality assumptions in the US are based on the 1994 Uninsured Pensioners Mortality Table. The life expectancy assumed for a male pensioner aged 65 is 17.3 years and for a female pensioner aged 65 is 20.7 years.

5 Tax

	6 months to 30.6.06 £m	6 months to 30.6.05 £m	Year to 31.12.05 £m
UK	**(5)**	(8)	(13)
Overseas	**(40)**	(38)	(95)
Total tax charge	**(45)**	(46)	(108)
Tax on underlying profit	**(35)**	(43)	(89)
Tax on exceptional items	**(10)**	(3)	(19)
Total tax charge	**(45)**	(46)	(108)

The tax charge on underlying profit is calculated by reference to the estimated effective tax rate for the full year. Tax on exceptional items is based on the expected tax impact of each item.

6 Earnings per share

	6 months to 30.6.06 Pence	6 months to 30.6.05 restated Pence	Year to 31.12.05 Pence
Basic earnings per share	**22.5**	13.3	40.4
Diluted earnings per share	**22.0**	13.1	39.4
Underlying earnings per share	**18.4**	17.8	39.5
	£m	£m	£m
Underlying profit for the financial period	**102**	98	218
Exceptional items	**23**	(25)	5
Profit for the financial period	**125**	73	223
Dilution on conversion of preference shares	**3**	3	5
Profit for the financial period on a diluted basis	**128**	76	228

6 Earnings per share continued

	Number millions	Number millions	Number millions
Weighted average number of shares in issue for the period	**555.1**	550.9	551.8
Dilution on conversion of preference shares	**24.3**	24.4	24.4
Dilution on exercise of outstanding share options	**1.4**	3.4	3.1
On a diluted basis	**580.8**	578.7	579.3

7 Equity dividends

	6 months to 30.6.06 £m	6 months to 30.6.05 £m	Year to 31.12.05 £m
Final dividend for 2005 of 10.6p paid on 5 June 2006	**59**	-	-
Interim dividend for 2005 of 7.52p paid on 1 November 2005	**-**	-	41
Final dividend for 2004 of 10.09p paid on 1 June 2005	**-**	56	56
	59	56	97

An interim dividend per equity share of 7.9p has been declared for 2006 and is payable on 2 November 2006. This dividend has not been accrued in these interim consolidated financial statements. The dividend will absorb £44m of retained earnings reserves.

8 Movements in equity

	Ordinary share capital £m	Convertible preference share capital £m	Share premium account £m	Capital redemption reserve £m	Retained earnings £m	Fair value and other reserves £m	Total equity £m
At 1 January 2006	**356**	**1**	**748**	**279**	**(431)**	**56**	**1,009**
Exchange differences	**-**	**-**	**-**	**-**	**-**	**(18)**	**(18)**
Actuarial gains on retirement benefit obligations	**-**	**-**	**-**	**-**	**194**	**-**	**194**
Tax on actuarial gains on retirement benefit obligations	**-**	**-**	**-**	**-**	**(62)**	**-**	**(62)**
Net investment hedges	**-**	**-**	**-**	**-**	**-**	**1**	**1**
Cash flow hedges recognised	**-**	**-**	**-**	**-**	**-**	**29**	**29**
Tax on cash flow hedges	**-**	**-**	**-**	**-**	**-**	**(1)**	**(1)**
Cash flow hedges transferred to inventory	**-**	**-**	**-**	**-**	**-**	**(26)**	**(26)**
Fair value losses on available for sale financial assets	**-**	**-**	**-**	**-**	**-**	**(1)**	**(1)**
Net profit/(loss) recognised directly in equity	**-**	**-**	**-**	**-**	**132**	**(16)**	**116**
Profit for the financial period	**-**	**-**	**-**	**-**	**125**	**-**	**125**
Total recognised profit/(loss) for the period	**-**	**-**	**-**	**-**	**257**	**(16)**	**241**
Share option schemes value of services provided	**-**	**-**	**-**	**-**	**3**	**-**	**3**
Share option schemes proceeds from shares issued	**2**	**-**	**8**	**-**	**-**	**-**	**10**
Purchase of Rexam shares by ESOP Trust	**-**	**-**	**-**	**-**	**(4)**	**-**	**(4)**
Payment of final dividend for 2005	**-**	**-**	**-**	**-**	**(59)**	**-**	**(59)**
At 30 June 2006	**358**	**1**	**756**	**279**	**(234)**	**40**	**1,200**

9 Movements in net borrowings

	Cash and cash equivalents and bank overdrafts £m	Bank loans £m	Medium term notes £m	Finance leases £m	Convertible preference share capital £m	Financing derivative financial instruments £m	Total net borrowings £m
At 1 January 2006	**(4)**	**(369)**	**(815)**	**(36)**	**(70)**	**74**	**(1,220)**
Acquisitions of businesses	**-**	**(9)**	**-**	**-**	**-**	**-**	**(9)**
Cash flow movements	**(5)**	**(21)**	**(123)**	**9**	**3**	**(19)**	**(156)**
Non cash movements	**-**	**(2)**	**(22)**	**(1)**	**(3)**	**19**	**(9)**
At 30 June 2006	**(9)**	**(401)**	**(960)**	**(28)**	**(70)**	**74**	**(1,394)**

Financing derivative financial instruments are those that relate to underlying items of a financial nature. At 30 June 2006 these comprised interest rate swaps and cross currency swaps.

Independent auditors' review report to Rexam PLC

Introduction

We have been instructed by the company to review the financial information for the six months to 30 June 2006 which comprises the consolidated balance sheet, the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
24 August 2006

Notes:

a) The maintenance and integrity of the Rexam PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Shareholder information

REGISTERED OFFICE

Rexam PLC
4 Millbank
London
SW1P 3XR
United Kingdom
Telephone +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

Registered in England and Wales number 191285

REGISTRAR

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
United Kingdom
Telephone +44 (0)870 241 3931
Fax +44 (0)870 600 3980

WEBSITES

www.rexam.com
The Rexam website includes an investors section containing information on recent press releases, presentations and publications, which can be downloaded or viewed electronically. In addition there are details of the Company's shares and financial calendar, along with investor relations contacts.

www.shareview.co.uk
Lloyds TSB Registrars provide on-line access to a range of shareholder information. Your shareholder reference number, shown on share certificates and tax vouchers, will be required to give you access to the website.

Produced by Rexam Designed by ID Kommunikation Photography by Lars Strandberg Printed in the UK by Viking Print

Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom

www.rexam.com

